UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On September 11, 2014, MakeMyTrip Limited (the “Company”) issued a press release announcing the creation of an Innovation Fund of US$15 million to invest in start-up companies in the travel & tourism sector which focus in technology and mobile applications. The board of directors of the Company approved the formation of an investment committee for this purpose. A copy of the press release dated September 11, 2014 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release of MakeMyTrip Limited dated September 11, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: September 12, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release of MakeMyTrip Limited dated September 11, 2014.